Marketing Director Represents HIT at Pennsylvania AFL-CIO Conference
            -- Discusses Benefits to Unions of Investing with the HIT

HIT Marketing Director Lesyllee White was on hand for the Pennsylvania AFL-CIO's Biennial Legislative Conference held in Harrisburg on February 4. The event provided an opportunity for White to talk to many of the 200-plus union delegates about the benefits of investing in the HIT.

"In today's struggling economy, working families are understandably concerned about jobs, housing and their retirement security," says White. "We want to get out the message that when union pension plans invest in the HIT, they are helping generate good union jobs and decent affordable housing through the projects the HIT finances. They are also helping ensure their members' retirement future through the competitive returns the HIT continues to earn for its investors."

The HIT has invested over $139 million in 16 projects in Pennsylvania. These projects represent 2,171 units of housing and more than 1,600 union construction jobs.

There are currently 27 Pennsylvania pension funds invested with the HIT.

(2 photos)

Pennsylvania AFL-CIO Conference - Lesyllee White visits with Pennsylvania AFL-CIO President Bill George (at left) and Secretary-Treasurer Rick Bloomingdale at the HIT display.

(1 photo)

Heinz Lofts, Pittsburgh - Among the HIT-financed projects in Pennsylvania is Heinz Lofts, the $67.8 million conversion of an H. J. Heinz Company manufacturing plant into 267 mixed-income apartments. The HIT provided $35 million for the project, which generated over 475 jobs for local union members.